FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411 / 0001-56

NIRE 35.300.089.901

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly traded company with registered office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3,142, Jardim Paulista, CEP 01402-000, enrolled in the Companies Registry Under NIRE 35.300.089.901 and Taxpayers’ Registry CNPJ/MF under no. 47.508.411/0001-56, filed with the Brazilian Securities and Exchange Commission ("CVM") as an "A" category publicly-held company  under code 14826 ("Company"), pursuant to Article 124 of Law 6,404, dated December 15, 1976, as amended ("Corporate Law") and Articles 3 and 5 of CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481 "), are hereby convened to be held at the General Meeting on April 26, 2017 at 4:00 pm at the Company's headquarters at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, CEP 01402-000, in São Paulo, Capital, in order to deliberate on the following Agenda:

At the Annual General Meeting:

(A) Reading, discussion and voting of the financial statements for the fiscal year ended December 31, 2016;

(B) Allocation of results for the fiscal year ended December 31, 2016;

(C) Fixing of the annual global compensation of the Company's administrators and Fiscal Council, should the shareholders request its installation;

At the Extraordinary General Meeting:

(D) Ratification of the managers' global annual compensation for the fiscal year 2016;

(E) Approval of the investment plan for the Fiscal Year of 2017;

(F) Alteration of the newspapers of large circulation for the publishing of the Company's acts; and

(G) Approval of the Proposal for alteration and consolidation of the Company's Bylaws.

A copy of the financial statements for the fiscal year ended December 31, 2016 and the Management Proposal are available to the Shareholders at the Company's headquarters, on the Investor Relations page of the Company (www.gpari.com.br) and on the page of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), Pursuant to Articles 124 and 135 of the Brazilian Corporation Law and CVM Instruction 481.

To shareholders who intend to be represented by proxy at the General Meeting are required to submit the necessary documents that prove the Company's shareholder status and the powers of representation 72 (seventy-two) hours prior to the General Meeting. The documents must be sent to the Company's Corporate Legal Department, at Avenida Brigadeiro Luís Antonio, No. 3,142, 6th floor, City of São Paulo, State of São Paulo, under protocol.

It should be noted that the shareholders may attend the General Meeting even though they do not make the prior deposit of the documents, simply presenting such documents at the opening of the General Meeting, according to the provisions of article 5, paragraph 2 of CVM Instruction 481.

Finally, we remind shareholders that it is possible to send remote voting instructions, pursuant to CVM Instruction 561, of April 7, 2015, which should be done in the form disclosed by the Company in its Reference Form (item 12.2).

São Paulo, March 24, 2017.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.